EXHIBIT 3.1

AMENDMENT NO. 1 TO THIRD AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

ONEOK PARTNERS, L.P.

This Amendment No. 1, dated July 20, 2007 (this “Amendment”), to the Third Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), of ONEOK Partners, L.P., a Delaware limited partnership, dated as of September 15, 2006, is entered into and effectuated by ONEOK Partners GP, L.L.C., a Delaware limited liability company and f/k/a Northern Plains Natural Gas Company, LLC in its capacity as the General Partner, pursuant to authority granted to it in Article XV of the Partnership Agreement. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

RECITALS:

WHEREAS, Section 15.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

WHEREAS, on December 1, 2006, the Partnership entered into the stipulation of settlement (the “Settlement”) in connection with the now-dismissed lawsuit, F. Richard Manson v. Northern Plains Natural Gas Company, LLC, et al., C.A. No. 1973-N (Court of Chancery in the State of Delaware, County of New Castle) in which, among other matters, it agreed to make changes to the terms of the Partnership Agreement to (a) amend the definition of “Audit Committee” to provide that at least one member of the Audit Committee will be an audit committee financial expert, and (b) amend the terms of the Class B Units to provide that (i) if the Conversion Approval or Amendment Approval was not obtained, the holder of the Class B Units would be entitled to increased distributions equal to 110% of the distributions due to Common Unitholders instead of 115% as set forth in the original terms of the Class B Units, and (ii) in certain circumstances, the holder of the Class B Units would be entitled to increased distributions equal to 123.5% of the distributions due to Common Unitholders instead of 125% as set forth in the original terms of the Class B Units;

WHEREAS, at a special meeting of Common Unitholders of the Partnership held on March 29, 2007, the Conversion Approval was obtained, and the meeting was adjourned to May 10, 2007 without obtaining the Amendment Approval;

WHEREAS, at the adjourned special meeting of Common Unitholders of the Partnership held on May 10, 2007, the Amendment Approval was not obtained;

WHEREAS, the Audit Committee has determined, pursuant to Section 6.9 of the Partnership Agreement, that amending the Partnership Agreement to reflect the terms of the Settlement and the outcome of the special meeting and the adjourned special meeting referenced above is fair and reasonable to the Partnership, and has recommended to the General Partner that such updating amendments to the Partnership Agreement be approved; and

WHEREAS, the General Partner, has determined that it is in the best interest of the Partnership and the Limited Partners, and does not adversely affect the Limited Partners in any material respect, to amend the Partnership Agreement to reflect the outcome of the special meeting and the adjourned special meeting, to reflect the terms of the Settlement and to make such other changes pursuant to Section 15.1(d)(i) as the General Partner deems to be appropriate.

NOW, THEREFORE, it is hereby agreed as follows:

A. Amendment. The Partnership Agreement is hereby amended as follows:

1)	Section 2.1 is hereby amended as follows:

a)	the definition of “Audit Committee” shall be deleted in its entirety and replaced with the following:

“Audit Committee” means a committee of the Board of Directors of the General Partner consisting of three or more members of the Board of Directors appointed by the Board of Directors who meet the independence and other standards required of directors who serve on an audit committee of a board of directors established by (a) the Securities Exchange Act and rules and regulations of the Commission thereunder, (b) the National Securities Exchange on which the Common Units are listed or admitted to trading and (c) the Board of Directors; provided that at least one member of the Audit Committee will be an audit committee financial expert (as defined in Item 407(d)(5) of Regulation S-K, the Standard Instructions for Filing Forms under the Securities Act of 1933, Securities and Exchange Act of 1934, and Energy and Policy Conversion Act of 1975) and provided further that the aforesaid definition cannot be amended other than with the prior approval of a majority of the Outstanding Common Units (excluding Units held by the General Partner and its Affiliates).

2)	Section 2.1 is hereby amended to delete the following definitions:

“Class B Subordination Period”;

“Class B Unit Arrearage”;

“Common Unit Arrearage”;

“Conversion Approval Termination Date”;

“Cumulative Class B Unit Arrearage”;

“Cumulative Common Unit Arrearage”; and

“Section 4.9(b) Distribution Increase Date”.

3)	Section 2.1 is hereby amended to substitute the following definitions in place of the existing definitions:

“Class B Distribution Increase Date” means April 7, 2007; and

“Conversion Approval Date” means March 29, 2007.

4)	Section 2.1 is hereby amended to add the following definition:

“Conversion Approval” means the approval of a change in the terms of the Class B Units to provide that each Class B Unit shall be convertible from time to time, at the option of the holders thereof, into one Common Unit (subject to appropriate adjustment in the event of any split-up, combination or similar event affecting the Common Units that occurs prior to the conversion of the Class B Units).

5)	Section 4.8 shall be deleted in its entirety and replaced with the following:

Section 4.8 Establishment of Class B Units.

a)	General. Prior to the Effective Date, the Partnership Policy Committee designated and created a class of Units designated as “Class B Units” and consisting of a total of 36,494,126 Class B Units, and fixed the designations, preferences and relative, participating, optional or other special rights, power and duties of holders of the Class B Units as set forth in this Section 4.8.

b)	Rights Associated with Class B Units. Prior to the conversion of all of the Class B Units pursuant to Section 4.8(f) below:

i)	subject to the provisions of Section 5.1(d)(iii)(A) and paragraphs (ii) and (iii) below, all items of Partnership income, gain, loss, deduction and credit shall be allocated to the Class B Units to the same extent such items would be allocated if such Class B Units were Common Units then Outstanding, and the allocations to Class B Units shall have the same order of priority relative to allocations on the Common Units;

ii)

the Class B Units shall have the right to share in Partnership quarterly cash distributions based on 110% of the amount of any Partnership distribution that would be made to each Common Unit so that the amount of any Partnership distribution to each Class B Unit will equal 110% of the amount of such distribution to each Common Unit (such additional 10% pro rated for the quarter in which the Class B

Distribution Increase Date occurs), and the right of holders of Class B Units to receive distributions shall have the same order of priority relative to distributions on the Common Units; and

iii)	the Class B Units shall have rights upon dissolution and liquidation of the Partnership, including the right to share in any liquidating distributions, that are based on 110% of the liquidating distributions that would be made to the Common Units so that the amount of any liquidating distribution to each Class B Unit will equal 110% of the amount of such distribution to each Common Unit, and accordingly, notwithstanding anything to the contrary in this Agreement, prior to any distribution under Section 14.4, the Capital Account of each Partner shall be adjusted to give effect to the foregoing liquidation rights.

c)	Voting Rights. The Class B Units will have such voting rights pursuant to the Partnership Agreement as such Class B Units would have if they were Common Units that were then Outstanding except that (i) for the purposes of the definition of “Outstanding” such Class B Units shall be deemed to be “Units” but not “Common Units” for all purposes thereof, and (ii) with respect to the Amendment Approval, none of the Class B Units shall be deemed Outstanding as of the record date for such vote or be entitled to vote. Each Class B Unit will be entitled to the number of votes equal to the number of Common Units into which a Class B Unit is convertible.”

d)	Certificates. The Class B Units are evidenced by certificates in the form previously approved by the Partnership Policy Committee and, subject to the satisfaction of any applicable legal and regulatory requirements, may be assigned or transferred in a manner identical to the assignment and transfer of other Units. The Class B Unit Certificates include the restrictive legend set forth below:

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAW (“ACTS”). THE UNITS HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE UNITS UNDER THE ACTS OR AN OPINION OF COUNSEL SATISFACTORY TO THE

PARTNERSHIP THAT SUCH REGISTRATION IS NOT REQUIRED.

e)	Registrar and Transfer Agent. OPGP will act as registrar and transfer agent of the Class B Units.

f)	Conversion. The Class B Units shall be convertible as follows:

i)	Optional Conversion. Each Class B Unit may be converted, at any time or from time to time following the Conversion Approval Date at the option of the holder thereof, into one Common Unit (subject to appropriate adjustment in the event of any split-up, combination or similar event affecting the Common Units that occurs prior to the conversion of a Class B Unit).

ii)

Automatic Conversion. The General Partner shall cause the Partnership, as promptly as practicable following the initial issuance of any Class B Units, to take such actions as may be necessary or appropriate to submit to a vote or consent of holders of at least 66 2/3% of the Outstanding Units (excluding those Units held by ONEOK and its Affiliates) and otherwise as required by Section 15.2 of this Agreement, the amendments to the Agreement described on Annex A to this Agreement (the approval of such amendment, the “Amendment Approval,” and the date of obtaining the Amendment Approval, the “Amendment Approval Date”). Subject to Section 4.10, each Class B Unit shall automatically convert into one Common Unit (subject to appropriate adjustment in the event of any split-up, combination or similar event affecting the Common Units that occurs prior to the conversion of the Class B Units) upon receipt of Amendment Approval as set forth above in this paragraph (ii) and immediately thereafter, none of the Class B Units shall be outstanding.

iii)	Quarterly Cash Distributions. Each Common Unit into which a Class B Unit has been converted as provided in this Section 4.8(f) shall have the right to share in any Partnership quarterly cash distributions made in respect of a Common Unit in accordance with Section 5.4 hereof.

6)	Section 4.9 shall be deleted in its entirety and replaced with the following:

Section 4.9 Additional Provision Relating to Conversion of Class B Units

If at any time following the Conversion Approval Date either (1) the Partnership’s Unitholders obtain the Amendment Approval, or (2) any of the Class B Units are converted into Common Units pursuant to Section 4.8(f)(i), then, unless the provisions of Section 4.10 shall already be in effect, (i) with respect to the matters described in sub-clause (1) above, as of the Amendment Approval Date, all Class B Units shall automatically, and without further action of the holder(s) thereof, be converted into Common Units in accordance with Section 4.8(f)(ii), and (ii) with respect to matters described in sub-clauses (1) and (2) above for the quarter in which such conversion occurs, concurrently with the distribution made in accordance with Article V of this Agreement of Available Cash, with respect to the quarter in which the conversion of the Class B Units is effected, a distribution shall be paid to each holder of record of the applicable Class B Units as of the effective date of such conversion, with the amount of such distribution for each such Class B Unit to be equal to the product of (a) 10% of the amount to be distributed in respect of such quarter to each Common Unit times (it being agreed that each such Common Unit issued upon conversion shall be entitled to the full distribution payable to the holder of a Common Unit) and (b) a fraction, of which (A) the numerator is the number of days in such quarter up to but excluding the date of such conversion, and (B) the denominator is the total number of days in such quarter (the foregoing amount being referred to as an “Excess Payment”). For the taxable year in which an Excess Payment is made, each holder of a Class B Unit shall be allocated items of gross income with respect to such taxable year in an amount equal to the Excess Payment distributed to it as provided in Section 5.1(d)(iii)(A).

7)	Section 4.10 shall be deleted in its entirety and replaced with the following:

Section 4.10 Amendment of Terms of Class B Units Upon Removal of the General Partner

a) If at any time following the Conversion Approval Date, a resolution of the Limited Partners holding the requisite majority of Outstanding Units is passed approving the removal of any Affiliate of ONEOK as the general partner of the Partnership (a “GP Removal Event”), then automatically and without further action and, effective as of the next succeeding day (the “GP Removal Date”), Section 4.8(f)(ii) shall be deemed to be deleted in its entirety, automatically and without further action, and Section 4.8(b) hereof will be deemed to be amended in its entirety, automatically and without further action, as follows:

“b) Rights Associated with Class B Units. Prior to the conversion of the Class B Units as set forth in Section 4.8(f) hereof:

i)

subject to the provisions of Section 5.1(d)(iii)(A) and paragraphs (ii) and (iii) below, all items of Partnership income, gain, loss, deduction and credit shall be allocated to the Class B Units to the same extent as such items would be allocated if such Class B Units were Common Units then Outstanding, and the allocations to Class B Units shall have the same order of priority relative to allocations on the Common Units; and

ii)	the Class B Units shall have the right to share in Partnership quarterly cash distributions based on 123.5% of the amount of any Partnership distribution that would be made to each Common Unit so that the amount of any Partnership distribution to each Class B Unit will equal 123.5% of the amount of such distribution to each Common Unit (such additional 23.5% pro rated for the quarter in which the GP Removal Date occurs), and the right of holders of Class B Units to receive distributions shall have the same order of priority relative to distributions on the Common Units; and

iii)	the Class B Units shall have rights upon dissolution and liquidation of the Partnership, including the right to share in any liquidating distributions, that are based on 123.5% of the liquidating distributions that would be made to the Common Units so that the amount of any liquidating distribution to each Class B Unit will equal 123.5% of the amount of such distribution to each Common Unit, and accordingly, notwithstanding anything to the contrary in this Agreement, prior to any distribution under Section 14.4, the Capital Account of each Partner shall be adjusted to give effect to the foregoing liquidation rights.”

b) If a GP Removal Event has occurred and any of the Class B Units are converted into Common Units pursuant to Section 4.8(f)(i), then, for the quarter in which such conversion occurs, concurrently with the distribution made in accordance with Article V of the Partnership Agreement of Available Cash, with respect to the quarter in which the conversion of the Class B Units is effected, a distribution shall be paid to each holder of record of the applicable Class B Units as of the effective date of such conversion, with the amount of such distribution for each such Class B Unit to be equal to the product of (a) 23.5% of the amount to be distributed in respect of such quarter to each Common Unit times (it being agreed that each such Common Unit issued upon conversion shall be entitled to the full dividend payable to the holder of a Common Unit) (b) a fraction, of which (i) the numerator is the number of days in such quarter up to but excluding the date of such conversion, and (ii) the denominator is the total number of days in such quarter (the foregoing amount being referred to as an “Excess Payment”). For the taxable year in which an Excess Payment is made, each holder of a Class B Unit shall be allocated items of gross income with respect to such taxable year in an amount equal to the Excess Payment distributed to it as provided in Section 5.1(d)(iii)(A).

8)	Section 4.11 shall be deleted in its entirety.

9)	Section 5.4(b) shall be deleted in its entirety and the remainder of Section 5.4 shall be renumbered accordingly.

B. Agreement in Effect. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

C. Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware.

D. Invalidity of Provisions. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be effected thereby.

E. Counterparts. This Amendment may be executed in counterparts, all of which together shall constitute an agreement binding on all parties thereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER:

ONEOK PARTNERS GP, L.L.C.

By:	/s/ John W. Gibson
Name: John W. Gibson
Title: President and Chief Executive Officer

ANNEX A

1.	The following definition shall be deleted in its entirety from Article II:

“Hypothetical Equity Value”.

2.	Section 13.2 shall be amended to read in its entirety as follows:

“Section 13.2 Removal of the General Partner.

The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including for purposes of such determination Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units voting as a class (including for purposes of such determination Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the Intermediate Partnership and any other Group Members of which the General Partner is a general partner or managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 13.2, such Person shall, upon admission pursuant to Article XII, automatically become a successor general partner or managing member, to the extent applicable, of the Intermediate Partnership and any other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 13.2 shall be subject to the provisions of Section 12.3.”

3.	The second paragraph of Section 13.3(a) shall be amended to read in its entirety as follows:

“For purposes of this Section 13.3(a), the fair market value of the Departing General Partner’s Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such two designated investment banking firms or other independent experts shall designate a third independent investment banking firm or other independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing General Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.”

4.	Section 13.3(b) shall be amended to read in its entirety as follows:

(b) If the Combined Interest of a Departing General Partner is not acquired by a successor in the manner set forth in Section 13.3(a), the Departing General Partner shall become a Limited Partner and the Combined Interest shall be converted into Common Units based on the fair market value of such Combined Interest as calculated pursuant to Section 13.3(a) and the Current Market Price of the Common Units as of the effective date of the departure of such Departing General Partner. Any successor General Partner shall indemnify the Departing General Partner as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner becomes a Limited Partner. For purposes of this Agreement, conversion of a General Partner’s Partnership Interest as a general partner in the Partnership to Common Units will be characterized as if such General Partner contributed its Partnership Interest to the Partnership in exchange for the newly-issued Common Units.